WWW.MAGSTONELAW.COM

293 Eisenhower Parkway Suite 135 Livingston NJ 07039	415 S Murphy Ave Sunnyvale Ca 94086	1180 Avenue of the Americas 8th Floor New York, NY 10036	1 Raffles Place - Tower 2, #20-61 Singapore 048616

July 24, 2023

Division of Corporation Finance Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Heyu Biological Technology Corp Form 10-K for the Fiscal Year Ended December 31, 2022 Filed March 23, 2023 File No. 000-26731

Dear Sir/Madam,

On behalf of Heyu Biological Technology Corp (the “Company”), we set forth below responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated as of July 12, 2023 with respect to the Form 10-K for the Fiscal Year ended December 31, 2022 (File No. 000-26731) filed by the Company on March 23, 2023, as amended by Amendment No.1 to Form 10-K filed by the Company on June 22, 2023 (the “Form 10-K Amendment”). For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Company. Page references are made to the Form 10-K Amendment to illustrate the approximate location of the disclosure.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 17

1.	Please provide us with your proposed revised disclosure to be included in future filings to address the following:

●	Revise your Business section and MD&A to more clearly identify your products and revenue streams.

The Company acknowledges the Staff’s comment and intends to include in the Business section and MD&A of its future Form 10-K filings the following disclosure, with revisions reflecting the relevant fiscal years discussed in each such filing:

Products

We offer disinfectant sprays, healthcare instruments and other healthcare related products. We derive our revenue primarily through the sale of disinfectant sprays and healthcare instruments. Revenue from the sale of disinfectant sprays accounted for 29.4% and 26.6% of our total revenues for the fiscal years ended December 31, 2022 and December 31, 2021, respectively. Revenue from the sale of healthcare instruments accounted for 65.1% and 73.4% of our total revenues for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

●	Provide a breakdown of your revenues and cost of goods sold by product type. To the extent your tabular breakdown of your Cost of revenues (i.e. Disinfectant sprays, Healthcare instruments and Other) on page 18 represents the way you view your product types, revise your future filings to break out revenues earned for the periods presented into the same categories. Provide us with such a breakdown in your response.

The Company acknowledges the Staff’s comment and intends to include the following disclosure in its future Form 10-K filings, with revisions reflecting the relevant fiscal years discussed in each such filing:

Page 18:

The following chart provides a summary of our revenues for the fiscal years ended December 31, 2022 and 2021, respectively.

	For the Year Ended December 31,
	2022		2021
	USD	%	USD	%
Revenue – related parties, net:
Disinfectant sprays	23,202	29.39%	25,663	26.60%
Healthcare instruments	51,419	65.13%	70,815	73.40%
Others	4,332	5.49%	-	-
Total	78,953	100.0%	96,478	100.0%

●	Expand your disclosure on page 17 to describe the reasons for the increase in revenue. For example, discuss the extent to which changes in revenue were driven by prices vs volumes and the degree to which specific products or groups of products impacted sales levels.

Page 17:

The Company acknowledges the Staff’s comment and intends to include the following disclosure in its future Form 10-K filings, with revisions reflecting the relevant fiscal years discussed in each such filing:

We sold 2,500 bottles of disinfectant sprays at an average price of USD9.28 per bottle in 2022, in comparison to 2,710 bottles of disinfectant sprays at an average price of USD9.47 per bottle in 2021. We sold 36 healthcare instruments at an average price of USD1,428.30 in 2022, in comparison to 16 healthcare instruments at an average price of USD4,425.93 in 2021. The decrease in annual revenue in 2022 from 2021 is primarily due to the lower average price of the healthcare products sold.

●	Revise the disclosure on page 17 to clarify whether all of the revenue is related party. Your disclosure on page F-15 states that all of your products are sold to your Chief Executive Officer and director of the Company, Mr. Ban Siong Ang. However, the disclosure on page 17 states that you sign a purchase and sale agreement with a customer, the customer then makes payment to Mr. Ban Siong Ang which is transferred to the Company, and then the goods are delivered to the customer. Please clarify if the products are sold to third party customers or only to Mr. Ban Siong Ang. Revise to clearly explain the business purpose of such an arrangement.

In response to the Staff’s comment, the Company proposes to make the following revisions (underlined) to the last paragraph of “Note 9 – Related Party Transactions” on Page F-15 in its future Form 10-K filings, with revisions reflecting the relevant fiscal years discussed in each such filing:

All of our products are sold to our Chief Executive Officer and director of the Company, Mr. Mr. Ban Siong Ang. For the years ended December 31, 2022 and 2021, the Company earned revenues from Mr. Ban Siong Ang, in the amount of $78,593 and $96,478, respectively. As customers made payments to Mr. Ban Siong Ang first, who in turn passes the payments onto the company, all sales are deemed have been made to Mr. Ban Siong Ang for financial reporting purpose.

In addition, the Company intends to include the following disclosure in its future Form 10-K filings, with revisions reflecting the relevant fiscal years discussed in each such filing:

Page 17:

All of our revenue is currently derived from related party transactions. The end customers are either Mr. Ban Siong Ang’s immediate family members or close friends which the Company have identified as related parties. By routing the sales through Mr. Ban Siong Ang, the company can effectively track sales, manage customer relationships, and provide personalized service to its customers. This arrangement in the past has allowed for efficient sales management and a streamlined process for delivering the goods to customers. However, due to accounting and corporate governance considerations, the Company has stopped routing sales through Mr. BAN Siong Ang effective on July 1, 2023, and now requires customers to make payments directly to the Company.

●	The revenue recognition section you added on page 18 only addresses the payment deposit. Please provide us revised disclosure to be included in future filings to also include the revenue recognition policy for the orders disclosed on page 17.

In response to the Staff’s comment, the Company intends to add the following disclosure:

Until July 1, 2023, we would sign a purchase and sale agreement with a customer upon receiving the customer’s order. The customer would make payment to Mr. Ban Siong Ang, our Chairman and CEO, which payment will then be transferred by Mr. Ban Siong Ang to the Company. Upon receipt of the payment, it would be classified as “Advances from customers”. We would deliver the goods to the customer or make the goods available for pick-up at our principal executive offices typically within one to two weeks from the payment date. After delivery of the goods to the customer, the payment would be recognized as revenue.

The Company will continue to recognize revenue for goods sold after delivery is made to customers.

2.	The disclosure you added on page 18 states that you have classified the deposit received from the customer as “unearned revenue”. However, it appears that it is classified as “Advances from customers” on the Balance Sheet. Please clarify. In addition, please explain why the deposit is classified as a current liability since you disclose that you are currently unable to determine when the revenue can be recognized.

The Company hereby informs the Staff that the deposit should have been classified as “Advances from customers.” The deposit is current liability because the customer may request a full refund at any time prior to the Company having obtained the regulatory license for selling the product. The Company intends to identify the deposit as “Advances from customers” in its future Form 10-K filings.

3.	We note that you added a Cost of Revenue section on page 18. Please confirm that in future filings you will add a line item for Cost of Revenue to the table on page 17 so that it is clear to an investor that the balance is also included in the computation of Loss from Operations.

In response to the Staff’s comment, the Company intends to add in its future Form 10-K filings line items “Cost of Revenue” and “Gross Profits” (indicated in italics) to the financial table set forth below, with revisions reflecting the relevant fiscal years discussed in each such filing:

	Fiscal Year ended December 31,
	2022	2021
Revenue – related parties, net	$78,953	$96,478
Cost of revenue	27,385	30,315
Gross profits	51,568	66,163
Total operating expenses	317,347	228,999
Loss from operations	(265,779)	(162,836)
Total other income (expense)	200	(184)
Income tax	-	-
Net loss	$(265,579)	$(163,020)
Basic net loss per share	$(0.00)	$(0.00)

*****

Thank you for your consideration in reviewing the above responses. We note that all proposed future disclosures remain subject to further revision in response to business and regulatory developments that may affect the Company between now and the filing of its next annual report. If you have any questions or wish to discuss any aspect of the 2022 Form 10-K, please contact the undersigned by phone at 347.989.6327 or by e-mail at markli@magstonelaw.com.

Very truly yours,

/s/ Yue (Mark) Li
Yue (Mark) Li

5